SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

OR

[  ]           TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM __________ to __________

COMMISSION FILE NUMBER:  1-13163

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER
NAMED BELOW:

YUM! BRANDS 401(K) PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE
ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

YUM! BRANDS, INC.
1441 GARDINER LANE
LOUISVILLE, KENTUCKY  40213

YUM! BRANDS 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

YUM! BRANDS 401(k) PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants of the YUM! Brands 401(k) Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the YUM! Brands 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Louisville, Kentucky
June 29, 2011

YUM! BRANDS 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009
(In thousands)

	2010	2009
Assets:
Investments:
Investments, at fair value:
YUM! Stock Fund	$218,623	$171,585
Investment in common/commingled trusts	281,313	247,835
Self-directed brokerage	6,090	5,559
Total investments	506,026	424,979
Receivables:
Participant loans	14,538	14,783
Participant contributions	205	241
Employer contributions	166	193
Interest and dividends	33	56
Due from broker for sale of investments	—	465
Total receivables	14,942	15,738
Total assets	520,968	440,717
Liabilities:
Other liabilities	(158)	(225)
Total liabilities	(158)	(225)
Net assets available for benefits at fair value	$520,810	$440,492
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	790	2,562
Net assets available for benefits	$521,600	$443,054

See accompanying notes to financial statements.

YUM! BRANDS 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2010 and 2009
(In thousands)

	2010	2009
Investment income:
Net appreciation in fair value of investments:
YUM! Stock Fund	$65,700	$18,028
Common/commingled trusts	28,319	33,475
Self-directed brokerage	748	953
Interest	686	890
Dividends and other	4,119	4,081
	99,572	57,427
Less investment expenses	(563)	(558)
Net investment income	99,009	56,869
Contributions:
Participant	25,463	27,140
Employer	14,431	15,575
Total contributions	39,894	42,715
Deductions from net assets attributed to:
Benefits paid to participants	(60,357)	(48,627)
Net increase in net assets	78,546	50,957
Net assets available for benefits:
Beginning of period	443,054	392,097
End of period	$521,600	$443,054

See accompanying notes to financial statements.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

(Tabular amounts in thousands)

(1)    Summary Plan Description

The following description of the YUM! Brands 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

YUM! Brands, Inc. (the Company) adopted the Plan effective October 7, 1997 as a result of the spin-off of the Company from PepsiCo, Inc. The Plan is a successor of the PepsiCo Long Term Savings Program. Any employee within a group or class so designated by the Plan document is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act, as amended (ERISA).

The investments of the Plan are maintained in a trust (the Trust) by State Street Bank and Trust Company (the Trustee) who has been appointed as Trustee by the Plan.  The Trustee is responsible for the management and control of the Plan’s assets.

ING Institutional Plan Services, LLC serves as the recordkeeper for the Plan.

On October 1, 2001, the Plan was amended to adopt a safe harbor matching contribution, in accordance with Internal Revenue Code (IRC) section 401(k)(12)(B).

(b)	Contributions

Each participant in the Plan may elect to contribute eligible earnings, as defined in the Plan document, up to 75%.  The maximum pre-tax annual contribution allowed for calendar years 2010 and 2009 was $16,500.

Eligible participants receive a matching contribution from the Company that is equal to 100% of such salary deferral contribution that does not exceed 6% of the participant’s eligible pay for such pay period. Participants direct the investment of contributions into various investment options offered by the Plan.   The Company may also make discretionary contributions to the Plan. No discretionary contributions were made by the Company during 2010 or 2009.

The Plan allows eligible participants to make additional tax-deferred contributions. Participants eligible to make additional tax-deferred contributions must be 50 years or older by the end of the calendar year in which they want to make the additional tax-deferred contribution. These contributions are made in the same manner as salary deferral contributions and are deposited in the participant’s salary deferral account. These contributions are not subject to the eligible earnings limitation as defined by the Plan. Thus, a participant can contribute more than their eligible earnings of pay to the extent needed to make an additional tax-deferred contribution. The 2010 and 2009 annual ERISA limits on these contributions were $5,500.  Additional tax-deferred contributions are not eligible for Company matching contributions.

(c)	Investment Options

YUM! Stock Fund

This fund pools participants’ contributions to buy shares of the Company’s Common Stock. The fund also holds short-term investments to provide the fund with liquidity to make distributions. The fund is paid cash dividends from its investments in the Company's Common Stock, which are used to purchase additional shares of the Company’s Common Stock.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(Tabular amounts in thousands)

Stable Value Fund

The Stable Value Fund invests in a diversified portfolio of stable value contracts issued by insurance companies, banks and other financial institutions. The Stable Value Fund utilizes high-quality fixed income securities wrapped by a contract issued by an insurance company, bank or other financial institution.

Large Company Index Fund

The Fund invests in all 500 stocks in the S&P 500 Index in proportion to their weighting in the S&P 500 Index. The Fund may also hold 2-5% of its value in futures contracts (an agreement to buy or sell a specific security by a specific date at an agreed upon price).

Bond Market Index Fund

The Fund invests primarily in government, corporate, mortgage-backed and asset-backed securities. The Fund invests in a well-diversified portfolio that is representative of the broad domestic bond market.

Mid-sized Company Index Fund

The Fund invests in all 400 stocks in the S&P MidCap 400 Index (MidCap Index) in proportion to their weighting in the MidCap Index. The Fund may also hold 2-5% of its value in futures contracts.

Small Company Index Fund

The Fund attempts to invest in all 2,000 stocks in the Russell 2000 Index (Russell Index) in proportion to their weighting in the Russell Index.  The Fund may also hold 2-5% of its value in futures contracts.

International Index Fund

The Fund typically invests in all the stocks in the Morgan Stanley Capital International Europe, Australasia, and Far East Index (International Index) in proportion to their weighting in the International Index.

YUM! Retirement Date Funds

The Funds invest in a diversified selection of investments with the asset mix for each fund designed to provide an appropriate combination of risk and growth potential based on an expected retirement date. The Funds investments may include U.S. large cap stocks, U.S. small and mid cap stocks, international stocks, global REITS, intermediate bonds, inflation-protected securities and high quality short duration bonds.

All investments, with the exception of the YUM! Stock Fund, are classified as common/commingled trusts.

(d)	Participants Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations of Plan earnings and administrative expenses are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(Tabular amounts in thousands)

(e)	Participant Loans

The Plan has a loan program for participants. The maximum amount a participant may borrow, when aggregated with all other outstanding loans of the participant, is the lesser of: a) 50% of the participant’s vested interest under the Plan; b) $50,000 reduced by the excess of the highest outstanding loan balance during the preceding one-year period ending on the day prior to the date the loan was made, over the outstanding balance of loans on the date the loan was made; c) 100% of the value of the participant’s investment in certain funds; or d) the maximum loan amount that can be amortized by the participant’s net pay. Loans are generally outstanding for up to four years. The interest rate for loans is based on the prime rate as of the last day of the month before the loan request plus 1%. A participant may have up to two loans outstanding from the Plan at any time. A one-time loan origination fee is charged to those participants who obtain a loan. Interest on loans is allocated to each of the funds based upon the participant’s investment election percentages. For each month or part thereof the loan remains outstanding, the borrowing participant may be assessed a monthly administration fee. Any loans outstanding shall become immediately due and payable in full if the participant’s employment is terminated. Principal and interest is paid ratably through monthly payroll deductions.

As required by Section 526 of the Soldiers’ and Sailors’ Civil Relief Act of 1940, as amended, no interest rate shall be more than 6% for the loan of any participant during the period that the participant is serving in the United States military. This limit includes traditional interest and any other service charge or other fee with respect to the loan.

The loans are secured by the balance in the participant’s account.  Outstanding loans bear interest at rates that range from 4.25% to 9.25% with maturity dates ranging from 2010 to 2014, as of December 31, 2010.

(f)	Vesting

Participants are fully vested in the entire value of their accounts upon contribution, including the Company matching contribution.

(g)	Payment of Benefits

Distributions under the Plan are made upon a participant’s death, disability, retirement, hardship or termination of employment. Benefit payments are made in the form of a lump sum cash amount or in kind distribution.  An in kind distribution is limited to the Participant’s interest in the Company’s Common Stock and certain securities held in the Self-directed Brokerage funds.

(h)	Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA and the IRC.

(i)	Recently Adopted Accounting Standards

In January 2010, the Financial Accounting Standards Board (FASB) issued new guidance and clarifications for improving disclosures about fair value measurements. This guidance requires enhanced disclosures regarding transfers in and out of the levels within the fair value hierarchy. Separate disclosures are required for transfers in and out of Level 1 and 2 fair value measurements, and the reasons for the transfers must be disclosed. In the reconciliation for Level 3 fair value measurements, separate disclosures are required for purchases, sales, issuances, and settlements on a gross basis. The adoption of this guidance did not materially impact the Plan.

In September 2010, the FASB issued new guidance that requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan's financial statements.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(Tabular amounts in thousands)

(2)    Summary of Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes in net assets available for benefits, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investment Valuation

Cash and cash equivalents are recorded at cost, which approximates fair value.  Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

The Stable Value Fund invests in a variety of investment contracts such as traditional guaranteed investment contracts issued by insurance companies and other financial institutions and other investment products with similar characteristics.  Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The average yield earned at December 31, 2010 and 2009 representing the annualized earnings of all investments in the Stable Value Fund divided by the period-end fair value of all investments in the Stable Value Fund was 1.63% and 3.69%, respectively. The crediting rate is the periodic interest rate accrued to plan participants and is either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the underlying securities.  The average yield earned at December 31, 2010 and 2009 representing the annualized earnings credited to participants in the Stable Value Fund (the crediting rate) as of the last day of the period, divided by the period-end fair value of all investments in the Stable Value Fund was 0.89% and 1.40%, respectively.  The statement of net assets available for benefits presents the fair value of the investment contracts with an adjustment to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Income Recognition

Dividend income is recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sales of securities are reported on the average cost method.

(d)	Participant Loan Valuation

Participant loans are recorded at amortized cost which represents unpaid principal plus accrued interest.

(e)	Payment of Benefits

In accordance with guidance issued by the American Institute of Certified Public Accountants, the Plan accounts for participant distributions when paid. For purposes of reporting on Form 5500, “Annual Return/Report of Employee Benefit Plan,” distributions are recorded in the period such amounts are authorized to be paid to participants. Such treatment resulted in differences between the Plan’s Form 5500 and the accompanying financial statements for the years ended December 31, 2010 and 2009 and are summarized in Note 6.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(Tabular amounts in thousands)

(f)	Administrative Costs

All usual and reasonable expenses of the Plan may be paid in whole or in part by the Company. Any expenses not paid by the Company will be paid by the Trustee with assets of the Trust. In 2010 and 2009, all expenses were borne by the Company, except for monthly investment management service fees charged to the funds, loan application fees charged to participants who obtained a loan and transaction fees charged to participants within the Self-directed Brokerage Account.

(3)	Investments

Individual investments that represent 5% or more of the Plan’s net assets available for benefits at fair value as of December 31, 2010 and 2009 were as follows:

	2010	2009
YUM! Stock Fund	$218,623	$171,585
Large Company Index Fund	50,513	59,702
Stable Value Fund	48,492	52,714
Mid-sized Company Index Fund	39,189	36,100
International Index Fund	28,752	32,186
Bond Market Index Fund	25,153	43,103

(4)    Fair Value of Financial Investments

Fair value is the price we would receive to sell an asset or pay to transfer a liability (exit price) in an orderly transaction between market participants.  For those assets and liabilities we record or disclose at fair value, we determine fair value based upon the quoted market price, if available.  If a quoted market price is not available for identical assets, we determine fair value based upon the quoted market of similar assets or based upon the present value of expected future cash flows considering the risks involved and using discount rates appropriate for the duration, and considering counterparty performance risk.  The fair values are assigned a level within the fair value hierarchy, depending on the source of the inputs into the calculation.

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(Tabular amounts in thousands)

YUM! Stock Fund

YUM! Brands, Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within level 1 of the valuation hierarchy.

Common / Commingled Trusts

These investments are public investment vehicles valued using the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Common / Preferred Stock

These investments are valued at the closing price reported on the active market on which the individual securities are traded and classified within level 1 of the valuation hierarchy.

Mutual Funds

These investments are valued at the NAV of shares held by the fund at year end and classified within level 2 of the valuation hierarchy.

Limited Partnership Units

Investments in these publicly traded investment funds are valued at the closing price reported on the active market on which the individual securities are traded and classified within level 1 of the valuation hierarchy.

Below are the Plan’s financial instruments measured at fair value on a recurring basis.

	Fair Value
	Level	2010	2009
YUM! Stock fund	1	$218,623	$171,585
Common/commingled trusts	2	281,313	247,835
Self-directed brokerage account:
Common stock	1	3,038	2,729
Mutual funds	2	2,871	2,682
Limited partnership units	1	181	148
		6,090	5,559
Total		$506,026	$424,979

The Plan has concluded that for the funds recorded using the NAV, that  the net asset value reported by the underlying fund approximates the fair value of the investment and these investments are redeemable with the fund at net asset value.  However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements.  Due to the nature of the investments held by the funds, changes in market conditions and the economic environment may significantly impact the net asset value of the funds and, consequently, the fair value of the Plan’s interests in the funds.  Although a secondary market exists for these investments, it is not active and individual transactions are typically not observable.  When transactions do occur in this limited secondary market, they may occur at discounts to the reported net asset value.  It is therefore reasonably possible that if the fund were to sell these investments in the secondary market a buyer may require a discount to the reported net asset value, and the discount could be significant.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(Tabular amounts in thousands)

instruments could result in a different fair value measurement at the reporting date.

(5)	Tax Status

The Company obtained its latest tax determination letter dated January 15, 2004, in which the IRS stated that the Plan and related trust are operating in accordance with the applicable requirements of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the tax determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is operating in accordance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan.  The financial statement effects are recognized when the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken.

(6)	Reconciliation of Financial Statements to Form 5500

The following represents a reconciliation between the amounts shown on the accompanying financial statements and the amounts reported in the Plan’s Form 5500.

Net assets available for benefits

	2010	2009
Net assets available for benefits per the financial statements	$521,600	$443,054
Less benefits payable at end of period	(165)	(148)
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	(790)	(2,562)
Net assets available for benefits per the Plan’s Form 5500	$520,645	$440,344

Participant benefits

	2010	2009
Benefit payments per the financial statements	$60,357	$48,627
Less benefits payable at beginning of period	(148)	(210)
Add benefits payable at end of period	165	148
Benefit payments per the Plan’s Form 5500	$60,374	$48,565

Investment income

	2010	2009
Total investment income per the financial statements	$99,009	$56,869
Change in the adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,772	2,846
Total investment income per the Plan’s Form 5500	$100,781	$59,715

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(Tabular amounts in thousands)

(7)    Related Party Transactions

Certain Plan investments are shares of common/commingled trusts managed by the Trustee. Transactions involving these investments and fees paid to the Trustee qualify as party-in-interest transactions.  Fees paid by the Plan for the investment management services amounted to approximately $389,000 and $396,000 for the years ended December 31, 2010 and 2009, respectively.

(8)	Risks and Uncertainties

The Plan invests in various investment securities.  The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants.  Investment securities are exposed to various risks and uncertainties such as interest rate, market, and credit risks, as well as economic changes, political unrest and regulatory changes.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

YUM! BRANDS 401(k) PLAN
EIN: 13-3951308
PN: 003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

Identity of issue,	Description
borrower, or similar party	of interest		Fair value
YUM! Stock Fund [1]	4,457,143	shares	$218,622,859
Common/commingled trusts:
YUM Retirement Date Funds [1]	5,701,646	shares	65,785,324
Large Company Index Fund [1]	193,501	shares	50,512,866
Stable Value Fund [1]	48,491,871	shares	48,491,871
Mid-sized Company Index Fund [1]	1,159,718	shares	39,189,139
International Index Fund [1]	1,501,471	shares	28,751,617
Bond Market Index Fund [1]	1,142,368	shares	25,152,600
Small Company Index Fund [1]	724,590	shares	19,712,433
Government Short Term Investment Fund [1]	3,717,353	shares	3,717,353
Total			281,313,203
Self-directed Brokerage Account [1]	Various		6,089,556
Loans to participants [1]	Interest rates ranging		14,538,360
	from 4.25% to 9.25%
Total			$520,563,978
[1] Party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

YUM! BRANDS 401(k) PLAN

By:	/s/ Robin Lancaster
Robin Lancaster on behalf of YUM! Brands, Inc., The Plan Administrator

Date: June 29, 2011